[redacted]

09058292

SECUR SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-51425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Community Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Olean Street
(No. and Street)

Olean,	NY	14760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann M. Moneypenny Financial Operations Principal 315-445-7306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center	Buffalo	NY	14203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Kopp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Community Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

LYNANNE R. KENT, 01KE6058595
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NIAGARA COUNTY
COMMISSION EXPIRES MAY 14, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
Community Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Community Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2009

PricewaterhouseCoopers

Community Investment Services, Inc.

Financial Statements and Schedule
December 31, 2008

Community Investment Services, Inc.
Index
December 31, 2008

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Board of Directors of
Community Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of Community Investment Services, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2009

Community Investment Services, Inc.
Statement of Financial Condition
Year Ended December 31, 2008

Assets	
Cash and cash equivalents	$ 581,637
Deposits with clearing brokers	25,000
Receivables from broker-dealers and clearing organizations	335,257
Furniture, fixtures and equipment, net	105,186
Prepaid expenses and other assets	36,724
Total assets	1,083,804
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	269,354
Due to Community Bank System, Inc.	5,916
Total liabilities	275,270
Stockholder's equity	
Common stock, $1,400 stated value;	
100 shares authorized, issued and outstanding	140,000
Additional paid-in capital	354,990
Retained earnings	313,544
Total stockholder's equity	808,534
Total liabilities and stockholder's equity	$ 1,083,804

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Income
Year Ended December 31, 2008

Revenues	
Commissions	$ 2,548,767
Interest and dividends	20,749
Investment advisory income	538,606
Other fee income	1,233,576
Total revenues	4,341,698
Expenses	
Employee compensation and benefits	2,981,889
Clearance fees	170,867
Communications and data processing	161,314
Professional fees	35,371
General and administrative	177,930
Business development	17,416
Occupancy and maintenance	79,157
Other expenses	237,008
Total expenses	3,860,952
Income before income taxes	480,746
Income taxes	195,402
Net income	$ 285,344

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2008	100	$ 140,000	$ 514,990	$ 768,200	$ 1,423,190
Dividends paid, $9,000 per share			(160,000)	(740,000)	(900,000)
Net income				285,344	285,344
Balance at December 31, 2008	100	$ 140,000	$ 354,990	$ 313,544	$ 808,534

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net Income	$ 285,344
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	57,632
Change in operating assets and liabilities	
Receivables from clearing organizations and others	103,165
Prepaid expenses and other assets	(5,947)
Accounts payable and accrued expenses	(29,922)
Due to Community Bank System, Inc.	(151,961)
Net cash provided by operating activities	258,311
Cash flows from investing activities	
Purchase of furniture, fixtures and equipment	(65,010)
Net cash used in investing activities	(65,010)
Cash flows from financing activities	
Dividends paid	(900,000)
Net cash used in financing activities	(900,000)
Decrease in cash and cash equivalents	(706,699)
Cash and cash equivalents	
Beginning of the year	1,288,336
End of the year	$ 581,637

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Community Investment Services, Inc. (the "Company") is a broker-dealer, registered investment advisor, and insurance agency. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing securities broker providing investment transaction services on an agency basis and investment advisory services. The company is a New York Corporation that is a wholly-owned subsidiary of Community Bank, N.A. (the "Bank"), which is a wholly-owned subsidiary of Community Bank System, Inc. (the "Parent").

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual fund, annuity and insurance products in the banking offices of Community Bank, N.A. The mutual fund activity is either self-cleared or cleared utilizing the clearing broker. Annuity and life insurance products are self-cleared directly with insurance companies.

The Company may act as either principal, or riskless principal, on municipal, fixed income government, or corporate securities. To date the company has not and expects not to act as a principal except in a riskless principal transaction.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as to the collectibility of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with original maturities of less than ninety days. The carrying amounts approximate fair values because of the short maturity of cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. The annual provision for depreciation is computed using the straight-line method in amounts sufficient to recognize the cost of depreciable assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred.

Securities Transactions

The Company clears the majority of its proprietary and customer transactions through an unaffiliated broker-dealer on a fully disclosed basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Other Fee Income
Other Fee Income includes commissions earned on sales of annuity and insurance products.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated on a consolidated return basis, with the Company's pro rata share of the tax provision either remitted to or received from the Parent. Accordingly, the Company has not recorded deferred tax assets or liabilities.

Expenses
Operating and general and administrative expenses consist primarily of direct costs incurred by the Company. In addition, certain employee benefit and insurance costs incurred by the Bank and the Parent are allocated to the Company based on various internally developed methodologies. There are other expenses incurred by the Bank and the Parent that are not allocated to the Company by the Bank or the Parent.

Stock Based Compensation
Employees of the Company have been granted stock options under stock option plans of the Parent. Effective January 1, 2006, the Parent adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R"), an amendment of SFAS No. 123, "Accounting For Stock Based Compensation". Prior to that date, the Company recognized expense for stock-based compensation using the intrinsic value method. This method requires that compensation expense be recognized to the extent that the fair value of the underlying stock exceeds the exercise price of the stock award at the grant date. Stock-based compensation expense is included in employee compensation and benefits expense in the statement of income and totaled $67,377 in 2008.

Information regarding the stock option plans of the 2004 Long-Term Incentive Compensation Plan is included in Annual Report (Form 10-K) as filed with the SEC. As of December 31, 2008, outstanding stock options awarded to the Company's employees totaled 72,828 of which 32,022 were exercisable.

3. Cash and Securities Segregated Under Federal and Other Regulations

There are no funds deposited by customers or funds accruing to customers as a result of trades or contracts. As a result, there are no cash or assets segregated under the Commodity Exchange Act.

There is no cash aggregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(ii) of Rule 15c3-3 dealing with introducing brokers.

4. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008, consist of the following:

Clearing broker-dealer receivable	$ 90,763
Fees and commissions receivable	244,494
	$ 335,257

5. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist of the following at December 31, 2008:

Building	$ -
Leasehold improvements	1,448
Equipment	426,049
Furniture and fixtures	34,765
Furniture, fixtures and equipment, gross	462,262
Less: Accumulated depreciation	(357,076)
Furniture, fixtures and equipment, net	$ 105,186

6. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, $50,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $402,461 which was $352,461 in excess of its required net capital of $50,000. The Company's net capital ratio was .68 to 1.

8. Income Taxes

At December 31, 2008 the Company owed $5,916 in taxes to its Parent.

9. Employee Benefit Plans

The Company participates in the defined benefit and defined contribution plans sponsored by the Parent. Expenses incurred for the defined benefit and defined contribution plans approximated $66,631 and $73,989 during 2008, respectively.

10. Leases

The Company leases office space pursuant to an agreement that expires in April 2010. Total rental expense included in occupancy and maintenance expense amounted to approximately $22,000 in 2008. The future minimum rental commitment is approximately $29,333 and expires in 2010.

11. Related Party Transactions

The company maintains a checking account with Community Bank N.A. At December 31, 2008, this balance was $265,189.

12. Contingent Liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of a failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

The Company clears certain of its security transactions through a clearing broker dealer on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties, as necessary, with which it conducts business.

Community Investment Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Net capital	
Total stockholder's equity qualified for net capital	$ 808,534
Deductions and/or charges	
Nonallowable assets	
Other assets	294,061
Furniture, fixtures and equipment, net	105,186
Net capital before haircuts on securities positions	409,287
Haircut of securities positions	6,826
Net capital	402,461
Aggregate indebtedness	$ 275,270
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	$ 352,461
Ratio: Aggregate indebtedness to net capital	.68 to 1

There was no difference between the net capital computed above and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2008.